

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 29, 2022

Neena A. Reddy
General Counsel
Blue Owl Capital Inc.
399 Park Avenue
38th Floor
New York, NY 10022

> **Re: Blue Owl Capital Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2022**
> **File No. 333-268941**

Dear Neena A. Reddy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at (202) 551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Philippa Bond, Esq.